

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 15, 2006

Mr. Michael H. McIlvain
President, Director, and Chief Executive Officer
Golden Chief Resources, Inc.
896 N. Mill Street, Suite 203
Lewisville, TX 75057

> **Re: Golden Chief Resources, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended September 30, 2005**
> **Filed June 9, 2006**
> **File No. 000-12809**

Dear Mr. McIlvain:

　　We have reviewed your Form 10-KSB/A for the Fiscal Year Ended September 30, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Year Ended September 30, 2005

Item 8A

1.　　We note your response to comment 3 of our letter dated May 30, 2006; however, we are unable to locate the new disclosures in your Form 10-KSB/A. Please revise your document to include the Item 8A disclosures or tell us where they are located.

Financial Statements

2.   We note your response to comment 4 of our letter dated May 30, 2006 regarding
        the effect of the changes to your financial statements and footnotes on the audit
        opinion. We understand that you and your auditors believe the updates to your
        financial statements and footnotes are not material and do not warrant an update
        to the audit opinion. However, with the addition of note 2, we note both audit
        opinions now incorrectly refer to note 2 regarding the company's status as a going
        concern. Please either have your auditors reissue and update their opinions or
        move the disclosures in note 2 outside the financial statements and discuss other
        changes made to the amended filing.

Note 1 – Summary of Significant Accounting Policies, page F-7

Stock-Based Compensation, page F-9

3.   Your response to comment 9 of our letter dated May 30, 2006 states you did not
        include the pro forma disclosures required by SFAS 123, paragraph 45(c) because
        you did not grant, modify or award any stock options during the periods
        presented. However, we note you had 200,000 and 250,000 options outstanding
        as of September 30, 2005 and 2004, respectively. The accounting for such
        options under the intrinsic value versus the fair value method may result in
        differences during those periods presented. Therefore, pro forma disclosures are
        required to present the impact of accounting for those options outstanding as if
        you had applied the fair value method described in SFAS 123. The pro forma
        disclosures are not limited to the impact of applying the fair value method to only
        options granted, modified or awarded. Please revise your footnote to provide the
        pro forma disclosures as required by paragraph 45(c) of SFAS 123.

Exhibits 31.1 and 32.1

4.   Please revise the certifications located at Exhibit 31.1 and 32.1 to appropriately
        refer to the annual report on Form "10-KSB/A" as this filing has been amended.

5.   Because you are not required to adopt the requirements of Regulation S-B, Item
        308, you may modify the certification filed as Exhibit 31.1, to exclude paragraph
        4(b), relating to internal controls over financial reporting. We note your have
        modified the introductory language of paragraph 4 to exclude the reference to
        your responsibility for establishing and maintaining internal control over financial
        reporting. Please make the appropriate revision, as applicable.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Michael H. McIlvain
Golden Chief Resources, Inc.
June 15, 2006
Page 4

        You may contact Shannon Buskirk at (202) 551-3717 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3684 with any other questions.

                                        Sincerely,

                                        April Sifford
                                        Branch Chief